SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________
FORM 11-K
 _________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 1-12387
_________________________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Tenneco 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

Tenneco 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015, and Supplemental Schedule as of December 31, 2015, and Report of Independent Registered Public Accounting Firm

Tenneco 401(k) Retirement Savings Plan

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee
Tenneco 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Tenneco 401(k) Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tenneco 401(k) Retirement Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2015, and of delinquent participant contributions for the year ended December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Tenneco 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Chicago, IL
June 27, 2016

Tenneco 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2015 and 2014

	2015	2014
ASSETS:
Investments, at fair value:	$601,912,397	$622,025,992

Receivables:
Employer contributions	0	778,464
Participant contributions	0	736,510
Due from broker	14,241	225,417
Notes receivable from participants	17,867,615	16,755,878

Total receivables	17,881,856	18,496,269

NET ASSETS AVAILABLE AT FAIR VALUE	619,794,253	640,522,261
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(32,885)	(862,149)
NET ASSETS AVAILABLE FOR BENEFITS	$619,761,368	$639,660,112
The accompanying notes are an integral part of these statements.

Tenneco 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2015

ADDITIONS:
Contributions:
Employer	$26,396,610
Participant	26,859,739
Rollovers	1,689,658
Total contributions	54,946,007
Investment Loss
Net appreciation in fair value of investments	(34,239,819)
Interest and Dividends	20,561,813
Other income	—
Net investment loss	(13,678,006)
Interest income from notes receivable from participants	537,110
Total additions	41,805,111
DEDUCTIONS:
Benefits paid to participants	60,418,145
Administrative expenses	1,285,710
Total deductions	61,703,855
INCREASE IN NET ASSETS	(19,898,744)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	639,660,112
End of year	$619,761,368
The accompanying notes are an integral part of this statement.

Tenneco 401(k) Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

A.	Description of the Plan

The following is a description of the Tenneco 401(k) Retirement Savings Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all U.S. salaried and hourly employees of Tenneco Automotive Operating Company Inc. (the “Company”) and certain of its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A committee appointed by the Company (the "Committee") is the plan administrator (as defined under ERISA) and has the authority for the day-to-day administration of the Plan.

Eligibility - Employees are eligible to participate in the Plan as soon as practicable following the Committee’s receipt of an application for enrollment or after two complete calendar months of employment provided the employee has not waived automatic enrollment.

Contributions - An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 4% for salaried employees and 2% for nonunion hourly employees of pretax annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Effective November 9, 2015, the Plan was amended to allow participants to make Roth elective contributions. Participants can elect to increase their pretax salary deferral contributions and/or Roth elective contributions rate, subject to certain IRC limitations, from 2% or 4% as the case may be, up to 75% of compensation in any whole percentage, at any time. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions subject to IRC limitations.

The employer matching contribution is equal to 100% of the eligible participant's contributions not exceeding 3% of the participant’s compensation for that payroll period plus 50% of the participant's contributions for such payroll period that are between 3% and 5% of the participant’s compensation for that payroll period. Additional amounts may also be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2015. Participants may also roll over amounts from other qualified plans or other eligible plans.

For participants hired on or after April 1, 2005, there is an additional 2% nonelective employer contribution ("CRC contribution") after one year of service. Effective January 1, 2007, the Plan was amended to provide CRC contributions based upon a participant’s age in accordance with an age-graded schedule for those employees who ceased to accrue benefits under the Company’s defined benefit plans at that time.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the employer matching contribution, the CRC contributions, allocations of Company discretionary contributions, and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contributions in the following types of funds: stable value (1 offered), Tenneco Inc. common stock (1 offered), and registered investment companies (23 offered).

Vesting - Participants are vested immediately in pretax and the employer matching contributions plus actual earnings thereon. Participants are also vested in rollover contributions to the Plan. The CRC contributions and any additional Company contributions cliff vest after the participant has completed 3 years of service (or, if earlier, upon the participant's death, disability or attainment of age 65 while employed).

Notes Receivable from Participants - Active participants and certain other individuals may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or

50% of their account balance, whichever is less, as long as the participants or individuals have no outstanding loans. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made; current outstanding loans are maturing at interest rates of 3.25%. Principal and interest are paid ratably through payroll deductions.

Termination of Participation - Upon termination of service due to disability, retirement, or other termination of employment (other than death), a participant is permitted to elect either to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, or , if the participant’s vested interest in the account was more the $1,000, to continue to maintain the account under the Plan and to receive a distribution at a later date as provided in the Plan. If the participant’s account does not exceed $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA. In the event of the participant's death, his or her account will be distributed to the beneficiary in a lump sum as soon as practicable after the participant's death.

Forfeitures - At December 31, 2015 and 2014, forfeited nonvested accounts totaled $576,730 and $349,384, respectively. These forfeitures are used to reduce future employer contributions or pay Plan administrative expenses. For the year ended December 31, 2015, employer contributions were reduced by $1,517 and expenses of $208 were paid from forfeited nonvested accounts. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

B.	Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Mellon Stable Value Fund. The Statements of Net Assets Available for benefits present the fair value of the Mellon Stable Value Fund as well as the adjustment relating to the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Adoption of New Accounting Rules - On May 1, 2015 the FASB issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

In July 2015 FASB issued a three-part update to the guidance for plan accounting of employee benefit plans. The update simplifies employee benefit plan reporting as outlined in Part (I) for fully benefit-responsive investment contracts and in Part (II) for plan investment disclosures. Part (III) proves for a measurement date practical expedient. Parts (I) and (II) are effective for fiscal years beginning after December 31, 2015 and should be applied retrospectively, with early application permitted. Part (III) is effective for fiscal years beginning after December 31, 2015 and should be applied prospectively, with early application permitted. The Plan's administrator is currently evaluating the impact the updated guidance will have on the Plan's financial statements and disclosures.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trusts funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan's investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of the Plan's investments, when available.

See Note D for discussion of fair value measurements.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as benefits paid to participants based upon terms of the Plan document.

Net Appreciation/(Depreciation) in Fair Value of Investments - Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as investment income.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided by the Plan document unless such expenses are paid directly by the Company.

Payment of Benefits - Benefit payments to participants are recorded when paid.

C.	Investments
The following individual investments represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014:

	2015	2014
American Funds AMCAP Fund	$45,138,593	$47,336,670
American Funds Europacific Growth Fund	79,728,938	78,138,158
Mellon Stable Value Fund*	75,534,739	86,625,385
Tenneco Common Stock	57,292,321	68,972,108
Vanguard Institutional Index Fund	116,963,368	118,400,394
Vanguard Total Bond Market Index Fund	68,439,164	67,086,916
Vanguard Windsor II Fund	N/A	N/A

* The contract value of the Plan's investments in the Mellon Stable Value Fund is $75,501,854 and $85,763,236 as of December 31, 2015 and 2014, respectively.

During 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$(12,037,970)
Mutual funds	(22,201,849)
$(34,239,819)

D.	Fair Value Measurements

The FASB issued guidance which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to determine fair value level need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies - Valued at the quoted net asset value of shares held by the Plan at year-end.

Collective trust - Valued at NAV of the Plan's interest in the collective trust based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The Mellon Stable Value Fund, a collective trust, is a stable value fund that may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan management reviews the audited financial statements of the Mellon Stable Value Fund, in addition to details of the insurance contracts (such as, but not limited to, rate of return, market to book ratio and the insurance carrier ratings) in which it invests, to assess the reasonability of the Fund's NAV. Plan management believes that the fair value of the Mellon Stable Value Fund is reasonably stated and that no adjustment to the NAV as of December 31, 2015 and 2014 is required.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments as of December 31, 2015 and 2014:

	Plan Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$83,816,267	$—	$—	$83,816,267
Growth funds	55,363,741	—	—	55,363,741
Index funds	143,997,524	—	—	143,997,524
Value funds	46,371,814	—	—	46,371,814
Fixed income funds	76,700,332	—	—	76,700,332
Target date funds	57,438,921	—	—	57,438,921
Real estate funds	5,396,738	—	—	5,396,738
Total registered investment companies	$469,085,337	—	—	$469,085,337
Common stock – U.S.	57,292,321	—	—	57,292,321
Collective trust – Fixed Fund	—	—	75,534,739	75,534,739
Total assets at fair value	$526,377,658	$—	$75,534,739	$601,912,397

	Plan Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$83,970,262	$—	$—	$83,970,262
Growth funds	60,005,893	—	—	60,005,893
Index funds	141,944,147	—	—	141,944,147
Value funds	52,031,254	—	—	52,031,254
Fixed income funds	72,818,897	—	—	72,818,897
Target date funds	49,293,372	—	—	49,293,372
Real estate funds	6,364,674	—	—	6,364,674
Total registered investment companies	$466,428,499	—	—	$466,428,499
Common stock – U.S.	68,972,108	—	—	68,972,108
Collective trust – Fixed Fund	—	—	86,625,385	86,625,385
Total assets at fair value	$535,400,607	$—	$86,625,385	$622,025,992

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Level 3 assets for the year ended December 31, 2015:

Collective Trust

Balance, beginning of year	$86,625,385
Unrealized gains / (losses) relating to instruments still held at reporting date	(829,264)
Interest income	1,149,006
Purchases	51,205,113
Sales	(62,615,501)
Balance, end of year	$75,534,739
There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2015.

E.	Exempt Party-in-Interest Transactions

At December 31, 2015 and 2014, the Plan held shares of Fidelity Low-Priced Stock Fund, which is managed by Fidelity Investments, the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

At December 31, 2015 and 2014, the Plan held 1,247,897 and 1,218,351, respectively, shares of common stock of Tenneco Inc., the sponsoring employer.

F.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA and the terms of the Plan. In the event of a Plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

G.	Federal Income Tax Status

The Internal Revenue Service ("IRS") determined and informed the Company by letter, dated December 31, 2015, that the Plan is designed in accordance with applicable regulations of the IRC. Although the Plan has been amended to include provisions that are not covered by the last determination letter, the Company and the plan administrator believe that the Plan is currently designed and operated in all material respects in compliance with the applicable requirements of the IRC and the related trust continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Company has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

H.	Delinquent Participant Contributions

During the Plan year ended December 31, 2013, participant contributions of $814,426 were not remitted to the trust on a timely basis. $735,424 of these contributions and the related interest income due of $864 were remitted to the Plan in 2014 and fully corrected through the Voluntary Fiduciary Correction Program (“VFCP”) with the Department of Labor. The remaining $79,002 of the contributions were also remitted to the Plan in 2014 and fully corrected outside of the VFCP in 2015.

In addition, during the Plan year ended December 31, 2014, participant contributions of $3,819,610 were not remitted to the trust on a timely basis. $3,815,980 of these contributions were remitted to the Plan in 2014 and 2015 and fully corrected through the VFCP. The related interest income due through the final correction date on these late remittances of $4,239 was remitted in 2015 and $3,937 of it was included in the VFCP filings. The remaining $3,630 of the contributions were remitted to the Plan in 2015 and were fully corrected outside of the VFCP, along with the remaining interest income due of $302.

During the Plan year ended December 31, 2015, participant contributions of $972,524 were not remitted to the trust on a timely basis. $972,231 of these contributions and the related interest income due of $651 were remitted to the Plan in 2015 and fully corrected through the VFCP. The remaining $293 of contributions and $2 of related interest income due were also remitted to the Plan and fully corrected outside of the VFCP in 2015.

I.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2015 and 2014, is as follows:

	2015	2014
Net assets available for benefits per the financial statements	$619,761,368	$639,660,112
Less amounts allocated to withdrawing participants	—	—
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts	32,885	862,149
Net assets available for benefits per Form 5500	$619,794,253	$640,522,261

A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2015, to Form 5500 is as follows:

Investment loss per the financial statements	$(13,678,006)
Less adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2014	(862,149)
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2015	32,885
Investment income per Form 5500	$(14,507,270)

J.	Subsequent Events

The Company has evaluated subsequent events from December 31, 2015 through the date these financial statements were available to be issued. Other than disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

The Plan received an updated letter from the IRS dated March 4, 2016 stating the Plan is designed in accordance with applicable regulations of the IRC.

Supplemental Schedules

Tenneco 401(k) Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
for the year ended December 31, 2015

Participant Contributions Transferred Late to Plan		Total That Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: [X]		Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$815,290	*	$—	$79,002	$—	$736,288
$3,823,849	**	$—	$3,932	$—	$3,819,917
$973,177	***	$—	$295	$—	$972,882

* 2013 plan year delinquent contributions
** 2014 plan year delinquent contributions
*** 2015 plan year delinquent contributions

Tenneco 401(k) Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

IDENTITY OF PARTY INVOLVED/DESCRIPTION OF ASSET	COST (a)	CURRENT VALUE
Mutual Funds
AMERICAN FUNDS AMCAP FUND		45,138,593
AMERICAN FUNDS EUROPACIFIC GROWTH FUND		79,728,938
DWS RREEEF REAL ESTATE SECURITIES FUND		5,396,738
FIDELITY LOW-PRICED STOCK FUND*		4,414,115
GOLDMAN SACHS GOVERNMENT INCOME FUND		3,516,718
JPMORGAN CORE BOND FUND		4,744,450
LAZARD EMERGING MARKETS EQUITY PORTFOLIO		4,087,329
MSIF TRUST MID CAP GROWTH FUND		10,225,148
T ROWE PRICE RETIREMENT 2010 FUND		590,322
T ROWE PRICE RETIREMENT 2015 FUND		3,647,998
T ROWE PRICE RETIREMENT 2020 FUND		9,376,327
T ROWE PRICE RETIREMENT 2025 FUND		12,033,627
T ROWE PRICE RETIREMENT 2030 FUND		7,018,946
T ROWE PRICE RETIREMENT 2035 FUND		6,635,250
T ROWE PRICE RETIREMENT 2040 FUND		5,108,092
T ROWE PRICE RETIREMENT 2045 FUND		6,890,191
T ROWE PRICE RETIREMENT 2050 FUND		2,527,977
T ROWE PRICE RETIREMENT INCOME FUND		3,610,191
VANGUARD INSTITUTIONAL INDEX FUND		116,963,368
VANGUARD SELECTED VALUE FUND		16,255,123
VANGUARD SMALL CAP INDEX FUND		27,034,156
VANGUARD TOTAL BOND MARKET INDEX FUND		68,439,164
VANGUARD WINDSOR II FUND		25,702,576
TOTAL REGISTERED INVESTMENT COMPANIES		469,085,337
COMMON STOCK
TENNECO COMMON STOCK*		57,292,321
TOTAL COMMON STOCK		57,292,321
COLLECTIVE TRUST
MELLON STABLE VALUE FUND*		75,534,739
TOTAL COLLECTIVE TRUST		75,534,739
LOANS TO PARTICIPANTS
LOANS TO PARTICIPANTS*		17,867,615
Interest rates ranging from 3.25% to 10.00%
TOTAL LOANS TO PARTICIPANTS		17,867,615
TOTAL INVESTMENTS		619,780,012

*	Represents a party-in-interest.
(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

TENNECO 401(k) RETIREMENT SAVINGS PLAN

Date: June 27, 2016	/s/ GREGG A. BOLT
GREGG A. BOLT
CHAIRMAN OF TENNECO INC. BENEFITS COMMITTEE

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Grant Thornton LLP